CUSIP No. 350891 10 7              13G/A                       Page 1 of 5 Pages

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         SECURITIES AND EXCHANGE COMMISSION
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                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                     --------------------------------------

                             FOUR OAKS FINCORP, INC.
                                (Name of Issuer)

                          COMMON STOCK $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   350891 10 7
                                 (CUSIP Number)

                                December 31, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)
         [X]     Rule 13d-1(c)
         [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))



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CUSIP No. 350891 10 7              13G/A                       Page 2 of 5 Pages


1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  William Ashley Turner and Debra C. Turner, Joint Tenants with right of survivorship

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                  (a)      [  ]

                  (b)      [  ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America


NUMBER OF                  5.       SOLE VOTING POWER           290,790.7751
SHARES
BENEFICIALLY               6.       SHARED VOTING POWER                    0
OWNED BY
EACH                       7.       SOLE DISPOSITIVE POWER      290,790.7751
REPORTING
PERSON                     8.       SHARED DISPOSITIVE POWER               0

WITH:

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  293,226.4959(1)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

                  NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.6%(2)

12. TYPE OF REPORTING PERSON (See Instructions)

                  IN

--------------------

(1)  Includes  851.8604  shares owned  individually  by William  Ashley  Turner,
     851.8604 shares owned individually by Debra C. Turner, and 732 shares William Ashley Turner has the right to acquire within 60 days from December 31, 2006 pursuant to the exercise of stock options.

(2) Based on 4,438,913 shares outstanding as of November 1, 2006, as provided by the Issuer on its Form 10-Q filed on November 14, 2006.

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CUSIP No. 350891 10 7              13G/A                       Page 3 of 5 Pages

Item 1.

(a)      Name of Issuer

         Four Oaks Fincorp, Inc.

(b)      Address of Issuer's Principal Executive Offices

         6114 US 301 South
         Four Oaks, North Carolina  27524

Item 2.

(a)      Names of Persons Filing

         This statement is filed by William Ashley Turner and Debra C. Turner, Joint Tenants with right of survivorship.

(b)      Address of Principal Business Office or, if none, Residence

         181 Cleveland Crossing Drive
         Garner, North Carolina  27529

(c)      Citizenship

         United States of America

(d)      Title of Class of Securities

         Common Stock, par value $1.00 per share

(e)      CUSIP Number

         350891 10 7

Item 3.

         Not  Applicable.

Item 4.  Ownership

         (a)      Amount Beneficially Owned

                  As of December 31, 2006, the Reporting Person beneficially owned 293,226.4959 shares, which includes 851.8604 shares owned by William Ashley Turner individually, 851.8604 shares owned by Debra C. Turner individually, and 732 shares that William Ashley Turner has the right to acquire within 60 days from December 31, 2006 pursuant to the exercise of stock options. The Reporting Person declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any of the shares owned of record by William Ashley Turner or Debra C. Turner. The Reporting Person disclaims beneficial ownership of the shares owned by William Ashley Turner individually and Debra C. Turner individually.

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CUSIP No. 350891 10 7              13G/A                       Page 4 of 5 Pages

         (b) Percent of Class:

                  Such 293,226.4959 shares of Common Stock are 6.6% of the 4,438,913 shares of Common Stock outstanding as of November 1, 2006.

         (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:       290,790.7751

               (ii) shared power to vote or to direct the vote:                0

              (iii) sole power to dispose or to direct the
                    disposition of:                                 290,790.7751

              (iv)  shared power to dispose or to direct the disposition of:   0


Item 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  As stated above, William Ashley Turner and Debra C. Turner each own 851.8604 shares individually and have the right to receive dividends and proceeds from the sale of such shares. Also as stated above, William Ashley Turner beneficially owns 732 shares, which he has the right to acquire within 60 days from December 31, 2006 pursuant to the exercise of stock options.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                  Holding Company

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group

                  Not Applicable

Item 9.           Notice of Dissolution of Group

                  Not Applicable

Item 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 350891 10 7              13G/A                       Page 5 of 5 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 9th, 2007

                              Signature:        /s/ William Ashley Turner
                                                --------------------------------
                                          Name: William Ashley Turner, in
                                                his capacity as Joint Tenant
                                                with right of survivorship

                                                /s/ Debra C. Turner
                                                --------------------------------
                                          Name: Debra C. Turner, in her
                                                capacity as Joint Tenant
                                                with right of survivorship